Datum One Series Trust

50 S. LaSalle Street

Chicago, IL 60603

August 24, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Withdrawal of a Registration Statement on Form N-14, filed by Datum One Series Trust (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on August 20, 2020 (Registration No. 333-248158)

Dear Mr. Sutcliffe:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement of the Registrant on Form N-14 that was filed with the Commission on August 20, 2020 (Accession Number 0001193125-20-224877), along with any exhibits thereto (the “N-14 Registration Statement”). The N-14 Registration Statement relates to the reorganization of FPA International Value Fund, a series of FPA Funds Trust, with and into Phaeacian Accent International Value Fund, a series of the Registrant.

The Registrant confirms that no securities have been sold under the N-14 Registration Statement. No filing fee was required or paid in connection with the filing of the N-14 Registration Statement.

The Registrant is requesting withdrawal because the N-14 Registration Statement was filed as an initial registration statement on Form N-14 in error and should have been filed as a post-effective amendment pursuant to Rule 485(b) instead. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14 Registration Statement.

Should you have any questions or comments regarding this letter, please contact the undersigned at 617-235-4636.

Very truly yours,

/s/ Jessica L Reece

Jessica L. Reece, Esq.

cc:	John M. Loder, Esq.
Barbara J. Nelligan